Exhibit 99.1

THIRD AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT dated as of October 10, 2013.

BETWEEN:

ARC RESOURCES LTD., a corporation amalgamated under the laws of the Province of Alberta, having an office in Calgary, Alberta (the "Borrower")

OF THE FIRST PART

AND

ROYAL BANK OF CANADA, THE BANK OF NOVA SCOTIA, CANADIAN IMPERIAL BANK OF COMMERCE, BANK OF MONTREAL, THE TORONTO-DOMINION BANK, WELLS FARGO BANK, N.A., CANADIAN BRANCH, UNION BANK, CANADA BRANCH, ALBERTA TREASURY BRANCHES, NATIONAL BANK OF CANADA, CITIBANK, N.A., CANADIAN BRANCH, SOCIÉTÉ GÉNÉRALE (CANADA BRANCH) and BANK OF AMERICA, N.A., CANADA BRANCH, each a financial institution having a branch in Canada (the "Lenders")

OF THE SECOND PART

AND

ROYAL BANK OF CANADA, a Canadian chartered bank having a branch in Toronto, Ontario, in its capacity as Administrative Agent (the "Agent")

OF THE THIRD PART

RECITALS

WHEREAS:

A.                The Borrower, the Lenders and the Agent have entered into an Amended and Restated Credit Agreement dated as of August 4, 2010, as amended by a First Amendment to Amended and Restated Credit Agreement dated as of January 1, 2011 and a Second Amendment to Amended and Restated Credit Agreement dated as of September 26, 2011 (as amended from time to time, the "Credit Agreement");

B.                 Wells Fargo Bank, N.A., Canadian Branch replaced BNP Paribas (Canada) as a Lender under the Credit Agreement in 2012; and

C.                 The Borrower and the Lenders have agreed to make certain amendments to the Credit Agreement on the terms and conditions contained herein.

NOW THEREFORE THIS AGREEMENT WITNESSETH THAT in consideration of the premises, the mutual covenants contained herein and for other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged, the parties hereto agree as follows:

Article 1
INTERPRETATION

1.1              Definitions

In this Third Amendment to Amended and Restated Credit Agreement, including the recitals hereto (herein sometimes referred to as "this Agreement"), unless something in the context or subject matter is inconsistent therewith, capitalized terms and expressions have the meanings assigned thereto in the Credit Agreement.

Article 2
AMENDMENTS TO CREDIT AGREEMENT

2.1              Adjustment to Pricing

(a)	Section 1.1 of the Credit Agreement is hereby amended by deleting the grid in the definition of "Margin" and replacing it with the following:
Consolidated Senior Debt to EBITDA Ratio	Level 1	Level 2	Level 3	Level 4	Level 5
	≤ 1.0:1	> 1.0:1 ≤ 1.75:1	> 1.75:1 and ≤ 2.25:1	> 2.25:1 and ≤ 3.0:1	> 3.0:1.0
Margin on Prime Loans and Margin on US Base Rate Loans	Margin has been Redacted
Libor Loans and Bankers Acceptances
Standby Fee Rate

(b)	Interest and fees payable pursuant to Sections 5.1, 5.2, 5.3, 5.4 and 5.5 of the Credit Agreement shall be adjusted in accordance with the grid contained in subsection (a) above effective on the date that the conditions precedent set out in Section 4.1 of this Agreement have been satisfied, with any credits in respect of acceptance fees for outstanding Bankers' Acceptances made in accordance with the provisions of Section 5.4 of the Credit Agreement.

2.2              Extension of Maturity Date

Section 1.1 of the Credit Agreement is hereby amended in the definition of "Maturity Date" by deleting the reference to "August 3, 2015" and replacing it with "October 10, 2017".

2.3              Amendment to Definition of Permitted Encumbrances

Section 1.1 of the Credit Agreement is hereby amended in paragraph (t) of the definition of "Permitted Encumbrances" by deleting the reference to "$50,000,000" and replacing it with "2% of Consolidated Tangible Assets".

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Article 3
REPRESENTATIONS AND WARRANTIES

3.1              Representations and Warranties

The Borrower represents and warrants to the Agent and each of the Lenders, all of which representations and warranties shall survive the execution and delivery of this Agreement, that:

(a)	as of the date hereof there exists no Default or Event of Default; and
(b)	as of the date hereof the representations and warranties referred to in Section 2.1 of the Credit Agreement (on the basis that this Agreement is a Loan Document), other than those stated to be made as at a specific date and, for greater certainty, other than the representation in Section 2.1(b) and any other representations relating to the Trust, are true and correct in all material respects with the same effect as if made as of the date hereof.

Article 4
CONDITIONS TO EFFECTIVENESS

4.1              Effective Date

This Agreement shall become effective on the date on which the following conditions are satisfied:

(a)	as of such date there shall exist no Default or Event of Default under the Credit Agreement as amended hereby;
(b)	the representations and warranties contained in Section 3.1 of this Agreement shall be true and correct as of such date;
(c)	the Agent shall have received a duly executed copy of this Agreement; and
(d)	prior to or concurrently with the execution of this Agreement, the Agent has received, on behalf of the Lenders, all fees which the Borrower has agreed to pay to the Lenders in connection with the extension of the Maturity Date and this Agreement.

4.2              Waiver

The terms and conditions of Section 4.1 of this Agreement are inserted for the sole benefit of the Agent and the Lenders and the Agent by or with the prior consent of all of the Lenders may waive them in whole or in part.

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Article 5
GENERAL

5.1              Counterpart Execution

This Agreement may be executed in any number of counterparts and by means of facsimile or pdf signatures and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

5.2              Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by, the laws of the Province of Alberta and of Canada applicable therein.

5.3              Confirmation of Credit Agreement

The Credit Agreement and the other Loan Documents, except as contemplated hereby, continue to be in full force and effect and are hereby ratified and confirmed by the parties hereto. The parties acknowledge that this Agreement constitutes a "Loan Document" and the Borrower acknowledges that all representations, warranties and other terms of the Credit Agreement applicable to Loan Documents are applicable to this Agreement. The Borrower agrees that at any time and from time to time, upon the reasonable written request of the Agent, the Borrower will, and will cause any Guarantor to execute and deliver such further documents and do such further acts as the Agent may reasonably request in order to effect the purposes of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Borrower and the Lenders have duly executed this Agreement as of October 10, 2013.

ARC RESOURCES LTD.

Per: "Signed"
Name: Van Dafoe

Title: Senior Vice President, Finance

CONSENT AND ACKNOWLEDGEMENT OF GUARANTORS

The undersigned Guarantors hereby consent to the terms of the above Third Amendment to Amended and Restated Credit Agreement and the transactions contemplated thereby and confirm that the Guarantees dated as of May 27, 2010 executed by each of the undersigned in favour of the Agent on behalf of the Lenders are in full force and effect as amended herein. Without limiting the generality of the foregoing, the Guarantors acknowledge that the "Obligations" guaranteed by the Guarantors pursuant to the said Guarantees executed by the respective Guarantors include, without limitation, all obligations of the Borrower to the ARC Lenders (as defined in such Guarantees) under the Credit Agreement (as defined in the above Agreement) as so acknowledged and amended, under all Swap Agreements and under the Working Capital Agreement.

Dated as of October 10, 2013.

ARC RESOURCES GENERAL PARTNERSHIP by its manager ARC RESOURCES LTD.		1504793 ALBERTA LTD.

Per:	'Signed"	Per:	"Signed"
	Name: Van Dafoe Title: Senior Vice President, Finance		Name: Steven Sinclair Title: Senior Vice-President and Chief Financial Officer

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ROYAL BANK OF CANADA

Per: "Signed"
Name:
Title:

Commitment: Cdn. $[Amount has been redacted]

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THE BANK OF NOVA SCOTIA

Per: "Signed"
Name:
Title:

Per: "Signed"
Name:
Title:

Commitment: Cdn. $[Amount has been redacted]

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CANADIAN IMPERIAL BANK OF COMMERCE

Per: "Signed"
Name:
Title:

Per: "Signed"
Name:
Title:

Commitment: Cdn. $[Amount has been redacted]

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BANK OF MONTREAL

Per: "Signed"
Name:
Title:

Per: "Signed"
Name:
Title:

Commitment: Cdn. $[Amount has been redacted]

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THE TORONTO-DOMINION BANK

Per: "Signed"
Name:
Title:

Per: "Signed"
Name:
Title:

Commitment: Cdn. $[Amount has been redacted]

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WELLS FARGO BANK, N.A., CANADIAN BRANCH

Per: "Signed"
Name:
Title:

Commitment: Cdn. $[Amount has been redacted]

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UNION BANK, CANADA BRANCH

Per: "Signed"
Name:
Title:

Commitment: Cdn. $[Amount has been redacted]

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ALBERTA TREASURY BRANCHES

Per: "Signed"
Name:
Title:

Per: "Signed"
Name:

Title:

Commitment: Cdn $[Amount has been redacted]

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NATIONAL BANK OF CANADA

Per: "Signed"
Name:
Title:

Per: "Signed"
Name:
Title:

Commitment: Cdn. $[Amount has been redacted]

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CITIBANK N.A., CANADIAN BRANCH

Per: "Signed"
Name:
Title:

Commitment: Cdn. $[Amount has been redacted]

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SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

Per: "Signed"
Name:
Title:

Per: "Signed"
Name:
Title:

Commitment: Cdn. $[Amount has been redacted]

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BANK OF AMERICA, N.A., CANADA BRANCH

Per: "Signed"
Name:
Title:

Commitment: Cdn. $[Amount has been redacted]

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ROYAL BANK OF CANADA,
as Administrative Agent

Per: "Signed"
Name:
Title:

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